SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company (Issuer))

SKULLCANDY, INC

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

83083J

(CUSIP Number of Class of Securities)

Patrick Grosso, Esq.

Vice President, Strategic Initiatives and Corporate Affairs

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

B. Shayne Kennedy

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,754,331	$239.29

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Skullcandy, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,332,938 shares of Skullcandy, Inc. common stock and have an aggregate value of $1,754,331 as of August 5, 2013, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $136.40 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated August 6, 2013 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is Skullcandy, Inc., a Delaware corporation (“Skullcandy” or the “Company”). The Company’s principal executive offices are located at 1441 West Ute. Blvd., Suite 250, Park City, Utah 84098, and the telephone number of its principal executive offices is (435) 940-1545. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Skullcandy)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.0001 per share, with an exercise price equal to or greater than $9.62 per share held by employees other than the Company’s executive officers who are subject to Section 16 of the Exchange Act, for replacement options to purchase shares of common stock to be granted under the Amended and Restated Skullcandy, Inc. 2011 Incentive Award Plan (the “2011 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit his or her election via the stock option exchange website or submit a paper election form (the “Election Form”) by facsimile and agree to the Terms of Election and will be granted replacement options to purchase a lesser number of shares of common stock. As of August 5, 2013, there were outstanding eligible options to purchase an aggregate of approximately 1,332,938 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Skullcandy),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference. The terms and conditions of the 2011 Plan are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Skullcandy)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2013, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2013, filed with the SEC on May 9, 2013 and August 2, 2013, respectively, including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements (unaudited) therein are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2013	SKULLCANDY, INC.

	By:	/s/ Kyle Wescoat
Name: Kyle Wescoat
Title: Chief Financial Officer

EXHIBIT INDEX

Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated August 6, 2013.	X	—	—	—	—

(a)(1)(ii)	Email to all eligible employees from Hoby Darling, dated August 6, 2013	X	—	—	—	—

(a)(1)(iii)	Form of Terms of Election	X	—	—	—	—

(a)(1)(iv)	Form of Announcement Email	X	—	—	—	—

(a)(1)(v)	Form of Reminder Email Communication	X	—	—	—	—

(a)(1)(vi)	Form of Email Confirming Receipt of Election	X	—	—	—	—

(a)(1)(vii)	Form of Final Reminder Email	X	—	—	—	—

(a)(1)(viii)	Screen Shots of Stock Option Exchange Website	X	—	—	—	—

(a)(1)(ix)	Stock Option Exchange Frequently Asked Questions	X	—	—	—	—

(a)(1)(x)	Paper Election Form	X	—	—	—	—

(a)(2)	Not applicable	—	—	—	—	—

(a)(3)	Not applicable	—	—	—	—	—

(a)(4)	Not applicable	—	—	—	—	—

(a)(5)	Not applicable	—	—	—	—	—

(b)	Not applicable	—	—	—	—	—

(d)(1)	Form of Stock Option Agreement under the 2011 Incentive Award Plan	—	S-1	—	10.18	7/6/11

(d)(2)	Amended and Restated Skullcandy, Inc. 2011 Incentive Award Plan	—	DEF 14A	—	App. A	4/30/12